

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2010

Mary G. Puma
Chief Executive Officer
Axcelis Technologies, Inc.
108 Cherry Hill Drive
Beverly, Massachusetts 01915

> **Re: Axcelis Technologies, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 000-30941**

Dear Ms. Puma:

We have completed our review of your Annual Report on Form 10-K and do not have any further comments at this time. If you have any questions please contact Ruairi Regan at (202) 551-3269 or Tim Buchmiller at (202) 551-3635.

Sincerely,

Russell Mancuso
Branch Chief

cc: Lynnette C. Fallon (978) 787-4090